Exhibit 10.4

3333 Susan Street Costa Mesa, CA 92626	T (714) 662-5600 F (714)241-0792	emulex.com

August 21, 2012

Mr. James M. McCluney

[Home Address]

Dear Mr. McCluney:

This letter agreement, effective January 1, 2013 (this “Agreement”), is intended to memorialize our prior understanding regarding your severance benefits in the event of a qualifying termination of your employment with Emulex Corporation (“Emulex”) outside of the change in control context. Accordingly, we agree as follows:

1.	Termination of Employment. In the event that your employment is terminated by Emulex without “Cause” (as such term is defined in that certain Key Employee Retention Agreement between you and Emulex, effective as of January 1, 2013 (the “KERA”), or by you for “Good Reason” (as such term is defined in the KERA), and in either case at a time during which (a) Emulex is not party to an agreement, the consummation of the transactions contemplated by which would result in the occurrence of a “Change in Control” (as such term is defined in the KERA) and (b) a Change in Control has not occurred within the preceding 24 months, then, subject to the terms and conditions set forth in this Agreement, you will be eligible to receive the Accrued Rights and the Severance Benefits (in each case, as defined below).

2.	Accrued Rights. For purposes of this Agreement, “Accrued Rights” means (a) your base salary then in effect, prorated to the date of termination, payable in accordance with the normal payroll practices of Emulex; (b) any unreimbursed business expenses incurred through the date of termination, payable in accordance the applicable expense reimbursement policy of Emulex; and (c) all other compensation and benefits accrued through the date of termination, including, without limitation, any vested equity compensation awards and any unused accrued vacation time, payable in accordance with the terms of the applicable Emulex program or policy.

3.

Severance Benefits. For purposes of this Agreement, “Severance Benefits” means: (i) a lump sum cash amount equal to one year of your base salary (at the rate in effect at the time of your termination of employment (or, if greater, as in effect immediately prior to the occurrence of an event or condition constituting Good Reason); (ii) any deferred incentive bonuses[1]; (iii) a lump sum cash amount equal to 12 multiplied by the full monthly cost of maintaining health, dental and vision benefits for you (and your spouse and eligible dependents) as of the date of your termination of employment under a group health plan of Emulex for purposes of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; and (iv) subject to your continued compliance with the terms of

[1]

Emulex does not currently offer any “deferred incentive bonuses” under its Executive Incentive Plan, but may do so in the future. “Deferred incentive bonus” means any annual incentive bonus (based on performance criteria) that is deferred based on mutual agreement between you and the Emulex Board Compensation Committee (as originally defined in section 2.2 of your prior employment agreement with Vixel Corporation, effective April 26, 1999).

your Employee Creation and Non-Disclosure Agreement with Emulex, one year of continued time vesting with respect to any outstanding time-based equity awards previously granted to you by Emulex, with each applicable stock option remaining exercisable for three months following the date on which such stock option vests (the “Continued Vesting”).

4.

Timing & Release. Any Severance Benefits to which you are entitled pursuant to this Agreement will be paid or provided to you on the 60th day following your termination of employment (the “Severance Pay Date”); provided that (a) you execute a general release of claims substantially in the form attached to the KERA (the “Release”) and (b) the executed Release becomes effective (with all periods for revocation therein having expired) prior to the Severance Pay Date; and provided further that no Continued Vesting will occur prior to the Severance Pay Date (but any Continued Vesting that would otherwise have occurred prior to the Severance Pay Date in the absence of this proviso will be deemed to have occurred on the Severance Pay Date).

5.	Section 409A.

Delay for Specified Employees. Notwithstanding any provision of this Agreement to the contrary, if you are a “specified employee” (within the meaning of Reg. 1.409A-1(i) and determined pursuant to procedures adopted by Emulex) at the time of your separation from service, and if any portion of the payments or benefits to be received by you under this Agreement upon your separation from service would be considered nonqualified deferred compensation under Section 409A of the U.S. Internal Revenue Code of 1986 (the “Code”) and any proposed, temporary or final regulation, or any other guidance, promulgated with respect to Section 409A of the Code by the U.S. Department of Treasury or the Internal Revenue Service (“Section 409A”), then each portion of such payments that would otherwise be payable pursuant to this Agreement during the six-month period immediately following your separation from service shall instead be paid or made available on the earlier of (i) the first day of the seventh month following the date you incur a separation from service, or (ii) your death.

Separation from Service. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Section 409A).

Reimbursement. With respect to any amount of expenses eligible for reimbursement or the provision of any in-kind benefits under this Agreement, to the extent such payment or benefit would be considered deferred compensation under Section 409A or is required to be included in your gross income for federal income tax purposes, such expenses (including, without limitation, expenses associated with in-kind benefits) will be reimbursed by Emulex no later than December 31st of the year following the year in which you incur the related expenses. In no event shall the reimbursements or in-kind benefits to be provided by Emulex in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor shall your right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.

Separate Payments. Each payment under this Agreement shall be considered a “separate payment” and not one of a series of payments for purposes of Section 409A.

6.	Entire Agreement. This Agreement constitutes the entire agreement between you and Emulex with respect to the subject matter hereof, and (except for the KERA) supersedes all prior agreements and understandings relating to the subject matter hereof (including, without limitation, your employment offer letter from Emulex and the addendum to that offer letter, dated as of November 14, 2003).

7.	General Provisions.

Governing Law. This Agreement will be governed by and construed and enforced according to the laws of the State of California, without regard to conflicts of laws principles thereof.

Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by both parties to this Agreement.

No Mitigation or Offset. You will not be required to seek other employment or otherwise mitigate damages in order to receive any amount due to you following termination of employment, and amounts payable to you will not be offset by any other compensation earned by you following your termination of employment.

Binding Effect. This Agreement will inure to the benefit of and be binding upon the heirs, executors, administrators, successors and assigns of the parties, including, without limitation, any successor to Emulex. If you die while any amount(s) would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, will be paid in accordance with the terms of this Agreement to the executor, personal representative or administrators of your estate. If you are unable to care for your affairs when a payment is due under this Agreement, payment may be made directly to your legal guardian or personal representative.

Assignment. Except as otherwise provided herein or by applicable law: (a) none of your rights or interests under this Agreement will be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including, without limitation, by execution, levy, garnishment, attachment, pledge or in any other manner; (b) no attempted assignment or transfer thereof will be effective; and (c) none of your rights or interests under this Agreement will be liable for, or subject to, any of your obligations or liabilities.

Severability. If any provision of this Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any other provisions hereof, and this Agreement will be construed and enforced as if such provisions had not been included.

Notices. Any notice or other communication required or permitted pursuant to the terms of this Agreement shall have been duly given when delivered or mailed by United States Mail, first class, postage prepaid, addressed to the intended recipient at his, her or its last known address.

Withholding. All payments pursuant to this Agreement will be reduced by applicable tax and other withholding, and will be subject to applicable tax reporting, as determined by Emulex.

Headings. This Agreement’s headings and captions are provided for reference and convenience only, will not be considered part of this Agreement, and will not be employed in the construction of this Agreement.

Counterparts. This Agreement may be executed in one or more identical counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Very truly yours,

EMULEX CORPORATION

By:	/s/ MICHAEL ROCKENBACH
Name: Michael Rockenbach
Title: Chief Financial Officer

Accepted and Agreed to:

JAMES M. MCCLUNEY

By:	/s/ JAMES M. MCCLUNEY

Date:	August 21, 2012